CELLECTIS

A corporation (“SA”) with a share capital of 5,029,549.70 euros

Registered office : 8, rue de la Croix Jarry - 75013 Paris

428 859 052 T.C.R. Paris

(the “Company”)

NOTICE OF MEETING

COMBINED GENERAL MEETING OF SHAREHOLDERS

OF June 25, 2026

The shareholders are hereby informed that they are convened to the combined general meeting to be held on June 25, 2026 at 2:30 p.m., at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France, for the purpose of considering the following agenda:

Agenda under the competence of the ordinary general meeting

-
management report of the Board of Directors including the report on corporate governance and presentation by the Board of the annual financial statements for the financial year ended December 31, 2025,

-
reports of the auditors on the annual financial statements and the agreements referred to in Article L. 225-38 of the French Commercial Code,

-
auditors' report on the consolidated financial statements for the financial year ended December 31, 2025,

-
management report of the Group and presentation by the Board of the consolidated financial statements for the financial year ended December 31, 2025,

1.
approval of the annual financial statements for the financial year ended December 31, 2025,

2.
approval of the consolidated financial statements for the financial year ended December 31, 2025,

3.
allocation of the results for the financial year ended December 31, 2025,

4.
allocation of losses carried forward to the “share premium” account,

5.
review of the agreements considered in articles L. 225-38 et seq. of the French Commercial Code,

6.
renewal of the appointment of Mr. Jean-Pierre Garnier as a member of the Board of Directors,

7.
renewal of the appointment of Mr. Laurent Arthaud as a member of the Board of Directors,

8.
renewal of the appointment of Mr. Rainer Boehm as a member of the Board of Directors,

9.
renewal of the appointment of Ms. Cécile Chartier as a member of the Board of Directors,

10.
authorization to the Board of Directors to buy back shares of the Company,

Agenda under the competence of the extraordinary general meeting

11.
authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization to buy back its own shares,

1

12.
amendment of the age limit applicable to the chairman of the board of directors – subsequent amendment of the articles of association,

13.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares and/or any securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (investors with experience in the health or biotech sector),

14.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (credit institutions, investment services providers or members of an investment pool guaranteeing the completion of the considered issue),

15.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (industrial companies, institutions or entities active in the health or biotechnology sector),

16.
delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity or bond financing agreement,

17.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities, with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (multilateral or national development bank or other institution participating in the financing and support of companies in the context of promoting innovation in the health and life sciences sectors),

18.
delegation of authority to be granted to the Board of Directors to decide on the issue of ordinary shares to be issued immediately or in the future by the Company, with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity financing program on the American market known as “At-the-market” or “ATM”,

19.
delegation of authority to be granted to the Board of Directors to increase the capital, within the limit of 30% of the capital, by issuing ordinary shares and/or any securities with cancellation of shareholders' preferential subscription rights in favor of specifically designated persons - delegation to the Board of Directors of the power to designate them,

20.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities giving access to the share capital, with the shareholders' preferential subscription rights maintained,

21.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights by way of a public offering (other than the offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code),

22.
delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights by way of an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code,

23.
delegation of authority to be granted to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights,

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24.
overall limitations on the amount of issues made under the Thirteenth resolution to the Twenty-Third resolution,

25.
delegation of authority to be granted to the Board of Directors to increase the share capital by incorporation of premiums, reserves, profits or other,

26.
authorization to be granted to the Board of Directors to grant options to subscribe for or purchase ordinary shares in the Company, entailing a waiver by the shareholders of their preferential subscription rights,

27.
authorization to be granted to the Board of Directors to proceed with free allocations of ordinary shares of the Company, to the benefit of employees and/or corporate officers of the Company and its subsidiaries, entailing the waiver by the shareholders of their preferential subscription rights,

28.
determination of the total amount of the capital increases that may be carried out by virtue of the aforementioned authorization to grant options to subscribe for or purchase shares and the aforementioned authorization to grant free shares,

29.
amendment of Article 18 of the Bylaws relating to general meetings in order to comply with new legislative and regulatory provisions,

30.
delegation of authority to be granted to the Board of Directors to proceed with an increase in the share capital, the subscription of which would be reserved for the members of a company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code.

______________________________

First resolution

Approval of the annual financial statements for the financial year ended December 31, 2025

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the management report of the Board of Directors including the corporate governance report for the year ended December 31, 2025, and the statutory auditors' report on the annual financial statements and corporate governance, approves the annual financial statements for the year ended December 31, 2025, resulting in a loss of 61,849,605 euros, as presented to it, as well as the transactions reflected in such financial statements and summarized in said reports, notes that the accounts do not show any expenses and charges referred to in Article 39-4 of the General Tax Code, nor any excess depreciation.

2 resolution

Approval of the consolidated financial statements for the financial year ended December 31, 2025

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having read the report on the management of the group during the financial year ending December 31, 2025, and on the consolidated financial statements for that year, as well as the auditors' report on the said financial statements,

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approves the annual financial statements for the year ended December 31, 2025, resulting in a loss of 67,592,758 US dollars as presented to it, as well as the transactions reflected in such financial statements and summarized in said reports.

3 resolution

Allocation of the results for the financial year ended December 31, 2025

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the management report of the Board of Directors,

noting that the loss for the financial year ending December 31, 2025, amounts to 61,849,605 euros,

resolves to allocate said loss to the “retained earnings” account, which, as a result, will be negative up to this amount.

In accordance with Article 243 bis of the French General Tax Code, it is recalled that no dividend has been distributed for the last three financial years.

4 resolution

Allocation of losses carried forward to the “share premium” account,

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the management report of the Board of Directors,

noting that the “retained earnings” account negatively amounts to 61,849,605 euros after allocation of the losses for the financial year ending December 31, 2025, and that the “share premium” account amounts to 194,582,155.02 euros as of December 31, 2025, decides to charge all the losses recorded in the “retained earnings” account to the “share premium” account, which is thus reduced to 132,732,550.02 euros,

notes that as a result the “retained earnings” account is completely cleared.

5 resolution

Review of the agreements considered in articles L. 225-38 et seq. of the French Commercial Code

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the auditors’ special report,

approves the renewal of the selling and financing agreements entered into with Bpifrance, under which Bpifrance finances the Company's claim against the French Treasury in respect of the Research Tax Credit until October 15, 2026, the conclusion of which was authorized by the Board of Directors at its meeting of December 2024.

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6 resolution

Renewal of the appointment of Mr. Jean-Pierre Garnier as a member of the Board of Directors

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the report of the Board of Directors,

notes that the term of office as Director of Mr. Jean-Pierre Garnier is due to expire at the close of this General Meeting,

resolves to renew the terms of office of Mr. Jean-Pierre Garnier for a term of three (3) years due to expire at the end of the annual ordinary general meeting of shareholders called to approve the accounts for the financial year ending December 31, 2028.

Mr. Jean-Pierre Garnier has already accepted the renewal of his appointment.

7 resolution

Renewal of the appointment of Mr. Laurent Arthaud as a member of the Board of Directors

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the report of the Board of Directors,

notes that the term of office as Director of Mr. Laurent Arthaud is due to expire at the close of this General Meeting,

resolves to renew the terms of office of Mr. Laurent Arthaud for a term of three (3) years due to expire at the end of the annual ordinary general meeting of shareholders called to approve the accounts for the financial year ending December 31, 2028.

Mr. Laurent Arthaud has already accepted the renewal of his appointment.

8 resolution

Renewal of the appointment of Mr. Rainer Boehm as a member of the Board of Directors

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the report of the Board of Directors,

notes that the term of office as Director of Mr. Rainer Boehm is due to expire at the close of this General Meeting,

resolves to renew the terms of office of Mr. Rainer Boehm for a term of three (3) years due to expire at the end of the annual ordinary general meeting of shareholders called to approve the accounts for the financial year ending December 31, 2028.

Mr. Rainer Boehm has already accepted the renewal of his appointment.

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9 resolution

Renewal of the appointment of Ms. Cécile Chartier as a member of the Board of Directors

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the report of the Board of Directors,

notes that the term of office as Director of Ms. Cécile Chartier is due to expire at the close of this General Meeting,

resolves to renew the terms of office of Ms. Cécile Chartier for a term of three (3) years due to expire at the end of the annual ordinary general meeting of shareholders called to approve the accounts for the financial year ending December 31, 2028.

Ms. Cécile Chartier has already accepted the renewal of her appointment.

10 resolution

Authorization to the Board of Directors to buy back shares of the Company

The General Meeting, voting under the quorum and majority conditions required for ordinary general meetings,

having reviewed the report of the Board of Directors,

authorizes the Board of Directors to acquire shares in the Company under the conditions set out in Articles L. 22-10-62 et seq. of the French Commercial Code,

resolves that the acquisition, sale or transfer of these shares may be carried out by any means, on one or more occasions, in particular on the market or over-the-counter, including by acquisition or sale of blocks, public offers, using option or derivative mechanisms, under the conditions provided for by the market authorities and in compliance with the applicable regulations, resolves that the authorization may be used in order:

-
to ensure the liquidity of the Company's shares under a liquidity agreement entered into with an investment services provider, in accordance with the market practice accepted by the financial markets’ authority with regard to share liquidity agreements,

-
to honor obligations related to stock option programs, free share grants, employee savings schemes or other share allocations to employees and managers of the Company or its affiliates,

-
to deliver shares on the exercise of rights attached to securities giving access to the capital,

-
to purchase shares to be held and subsequently remitted in exchange or as payment market in the context of possible external growth transactions,

-
to cancel some or all of the shares so repurchased,

-
more generally, to operate for any purpose which may be authorized by law or any market practice which may be permitted by the market authorities, it being specified that in such a case the Company will inform its shareholders by means of a press release,

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resolves to set the maximum unit purchase price per share (excluding fees and commissions) at 10 euros, with an overall ceiling of 10,000,000 euros, it being specified that this purchase price will be subject to any adjustments which may be necessary to take into account transactions affecting the share capital (in particular in the event of the incorporation of reserves and the free allocation of shares, share splits or reverse splits) which may occur during the period of validity of this authorization, notes that the maximum number of shares which may be purchased pursuant to this resolution may not at any time exceed 10% of the total number of shares comprising the share capital at any time, it being specified that (i) when the shares are acquired for the purpose of promoting the liquidity of the Company's shares, the number of shares taken into account for the calculation of this limit will correspond to the number of shares purchased less the number of shares resold during the term of the authorization and (ii) when the shares are to be retained and subsequently remitted in payment or exchange in connection with a merger, demerger or contribution, the number of shares acquired may not exceed 5% of the total number of shares, grants all powers to the Board of Directors, with the right to sub-delegate under the conditions provided for by law, to implement this authorization, to place all stock market orders, to conclude all agreements under the conditions permitted by law, to carry out all formalities, procedures and declarations with the financial markets authority and all other competent bodies and, in general, to do whatever is necessary.

This authorization is granted for a period of eighteen (18) months as from the present Meeting and terminates any previous authorization having the same purpose.

11 resolution

Authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization to buy back its own shares

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' special report,

authorizes the Board of Directors, in accordance with Article L. 22-10-62 of the French Commercial Code, to cancel on one or more occasions up to a maximum limit of 10% of the amount of the share capital per twenty-four (24) month period all or part of the shares acquired by the Company and to reduce the share capital accordingly, it being specified that this limit applies to an amount of share capital which will, if applicable, be adjusted to take into account any transactions affecting it subsequent to the date of this Meeting, resolves that any excess of the purchase price of the shares over their nominal value will be charged to the share, merger or contribution premium account or to any available reserve account, including the legal reserve, provided that this does not become less than 10% of the capital reduction performed, grants all powers to the Board of Directors, with the right to sub-delegate under the conditions provided for by law, to carry out all acts, formalities or declarations with a view to finalizing the capital reductions that may be carried out by virtue of the present authorization and to amend the Company's Bylaws accordingly,

This authorization is granted for a period of eighteen (18) months as from the present Meeting and terminates any previous authorization having the same purpose.

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12 resolution

Amendment of the age limit applicable to the chairman of the board of directors – subsequent amendment of the articles of association

The General Meeting, ruling under the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the board of directors,

resolved to amend the age limit applicable to the chairman of the board of directors in order to bring it from 80 to 85 years and as a consequence to amend (ii) the last paragraph of article 11.2. of the articles of association as follows:

“The Chairman of the Board cannot be more than 85 years old. If the Chairman reaches this age limit during his term of office as Chairman, he shall automatically be deemed to have resigned at the end of the current office. Subject to this provision, the Chairman of the Board is always eligible for reappointment.”

13 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares and/or any securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (investors with experience in the health or biotech sector)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-12-2, L. 225-135, L. 225-138 and L. 228-91 et seq.,

delegates to the Board of Directors, with the right to subdelegate under the legal conditions, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, both in France and abroad, the issue of ordinary shares of the Company as well as any securities giving access to equity securities (including, in particular, share subscription warrants or share issue warrants), or giving right to the allocation of debt securities, said shares or other securities may be issued in euros, in a foreign currency or in any monetary currency or in any monetary units established by reference to several currencies, at the discretion of the Board of Directors, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, is set at 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which shall be added, if applicable, the nominal value of additional shares or securities to be issued, if any, in order to preserve, in accordance with the law and, as the case may be, the applicable contractual provisions, the rights of the holders of securities and other rights giving access to the capital, resolves that this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

resolves that the total nominal amount of the issues of debt securities giving access to the capital which may be realized in this way may not exceed 300,000,000 euros (or the equivalent value of this amount in the case of an issue in another currency), it being specified that:

8/ NUMPAGES 41

this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which are decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves to cancel the shareholders' preferential subscription rights to the Company's ordinary shares and/or any securities and/or debt securities to be issued in favor of one or various beneficiaries of the following category of persons:

-
natural or legal persons (including any companies), trusts, and investment funds, or other investment vehicles of whatever form (including, without limitation, any investment fund or venture capital company, in particular any FPCI, FCPI or FIP), whether or not they are shareholders of the Company, who habitually invest or have invested (including, where applicable, in the form of loans or debt securities, whether convertible or not), at least 5 million euros over the last 36 months in the health or biotechnology sector, specifies, insofar as necessary, that pursuant to Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the capital also entails the waiver by the shareholders of their preferential subscription right to the equity securities to which the securities issued will give entitlement, resolves that the sum received, or to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares which may be issued by virtue of this delegation shall be at least equal to the average price of a share on the Euronext Growth market (or in the event of failure to list on this market, on any other market on which the Company's shares are then listed), weighted by volumes, during the last three trading sessions prior to the setting of the issue price (the “3-day VWAP”), possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date of dividend entitlement; and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued as a result of their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, resolves that the Board of Directors, under the conditions provided for by law, shall have all powers to implement the present delegation, in particular, without this list being exhaustive, to:

decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue, determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued,

9/ NUMPAGES 41

draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction, record the completion of each capital increase and make the corresponding amendments to the Company Bylaws,

in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto, take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

14 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (credit institutions, investment services providers or members of an investment pool guaranteeing the completion of the considered issue)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-12-2, L. 225-135, L. 225-138 and L. 228-91 et seq.,

delegates to the Board of Directors, with the right to subdelegate under the legal conditions, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, both in France and abroad, the issue of ordinary shares of the Company (including, as the case may be, represented by American Depositary Shares or American Depositary Receipts) as well as any securities that are equity securities giving access to equity securities (including, in particular, share subscription warrants or share issue warrants), or giving right to the allocation of debt securities, said shares or other securities may be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies at the discretion of the Board of Directors, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, is set at 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign

10/ NUMPAGES 41

currency, to which shall be added, if applicable, the nominal value of additional shares or securities to be issued, if any, in order to preserve, in accordance with the law and, as the case may be, the applicable contractual provisions, the rights of the holders of securities and other rights giving access to the capital, resolves that this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

The total nominal amount of the issues of debt securities giving access to the capital which may be carried out in this way may not exceed 300,000,000 euros (or the equivalent value of this amount in the case of an issue in another currency), it being specified that:

this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves to cancel the shareholders' preferential subscription rights to the Company's ordinary shares and/or any securities and/or debt securities to be issued in favor of one or various beneficiaries of the following category of persons:

any credit institution, any investment services provider or member of an investment pool, whether French or foreign, undertaking to guarantee the completion of the capital increase or any issue which may lead to a capital increase in the future that may be carried out by virtue of this delegation, specifies, insofar as necessary, that pursuant to Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the capital also entails the waiver by the shareholders of their preferential subscription right to the equity securities to which the securities issued will give entitlement, resolves that the sum received, or to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares which may be issued by virtue of this delegation shall be at least equal to the average price of a share on the Euronext Growth market (or in the event of failure to list on this market, on any other market on which the Company's shares are then listed), weighted by volumes, during the last three trading sessions prior to the setting of the issue price, possibly reduced by a maximum discount of 15% taking into account, if applicable, the date of dividend entitlement; and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued as a result of their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, resolves that the Board of Directors, under the conditions provided for by law, shall have all powers to implement the present delegation, in particular, without this list being exhaustive, to:

decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue,

11/ NUMPAGES 41

determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

fix the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued, draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction, record the completion of each capital increase and make the corresponding amendments to the Company Bylaws in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto, take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

15 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities, with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics (industrial companies, institutions or entities active in the health or biotechnology sector)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-129-2, L. 225-135, L. 225-138 and L. 228-91 et seq.,

delegates to the Board of Directors, with the right to subdelegate under the legal conditions, its authority to decide, on one or more occasions, in the proportions and at the times it sees fit, both in France and abroad, the issue of ordinary shares of the Company as well as any securities that are equity securities giving access to equity securities (including, in particular, share subscription warrants or share issue warrants), or giving right to the allocation of debt securities, said shares or other securities may be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies at the discretion of the Board of Directors,

12/ NUMPAGES 41

resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the total nominal amount of the capital increases that may be carried out, immediately or in the future by virtue of this resolution, is set at 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which shall be added, if applicable, the nominal value of additional shares or securities to be issued, if any, in order to preserve, in accordance with the law and, as the case may be, the applicable contractual provisions, the rights of the holders of securities and other rights giving access to the capital, resolves that this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

The total nominal amount of the issues of debt securities giving access to the capital which may be carried out in this way may not exceed 300,000,000 euros (or the equivalent value of this amount in the case of an issue in another currency), it being specified that:

this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves to cancel the shareholders' preferential subscription rights to the shares and securities to be issued and to reserve the subscription of the shares and securities covered by this resolution for one or various beneficiaries entering the following category of persons:

industrial companies, institutions or entities of any kind, French or foreign, active in the health or biotechnology sector, directly or through a controlled company or a company over which they are controlled within the meaning of Article L. 233-3 I of the French Commercial Code, where applicable, when entering into a commercial agreement, a financing contract or a partnership with the Company, specifies, insofar as necessary, that pursuant to Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the capital also entails the waiver by the shareholders of their preferential subscription right to the equity securities to which the securities issued will give entitlement, resolves that the sum to be received, or meant to be received by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares likely to be issued by virtue of this delegation shall be at least equal to the average of the prices of a share on the Euronext Growth market (or in the absence of listing on this market on any other market on which the Company's shares are then listed), weighted by volumes, for the last three trading sessions prior to the setting of the issue price, taking into account, if applicable, the date from which the shares carry dividend rights, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which the shares carry dividend rights; and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued upon their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company

13/ NUMPAGES 41

upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above,

resolves that the Board of Directors, under the conditions provided for by law, shall have all powers to implement the present delegation, in particular, without this list being exhaustive, to:

decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue, determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

fix the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued, draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction, record the completion of each capital increase and make the corresponding amendments to the Company Bylaws,

in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto, take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

16 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities with cancellation of shareholders' preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity or bond financing agreement

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-129-2, L. 225-135, L. 225-138 and L. 228-91 et seq.,

14/ NUMPAGES 41

delegates to the Board of Directors its authority to decide on the issue, on one or more occasions, in the proportions and at the times it shall determine, of one or more capital increases by the issue, in France or abroad, of ordinary shares of the Company or of equity securities giving access to equity securities (including, subscription warrants or issuance warrants) or giving right to the allocation of debt securities, said shares or securities being able to be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, resolves that the securities thus issued may consist of debt securities, be associated with the issue of such securities (in particular, share warrants attached to bonds or issued to subscribers to such bonds) or permit their issue as intermediated securities, resolves to cancel the shareholders' preferential subscription rights to the Company's ordinary shares and/or any securities and/or debt securities to be issued in favor of one or various beneficiaries entering the following categories of persons:

-
any credit institution, investment services provider, investment fund or company undertaking to subscribe for or guarantee the completion of the capital increase or any issue of securities which may result in a future capital increase (including, in particular, through the exercise of share warrants) which may be carried out pursuant to this delegation of authority in connection with the implementation of an equity or bond financing contract, notes, where necessary, that this delegation automatically entails, where applicable, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them in favor of the holders of the securities thus issued, resolves that the total nominal amount of the share capital increases which may be carried out immediately and/or in the future pursuant to this delegation may not exceed 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with legal or regulatory provisions and, where applicable, applicable contractual stipulations, the rights of holders of securities and other rights giving access to shares, resolves that this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

resolves to set at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

15/ NUMPAGES 41

resolves that the sum to be received, or meant to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares likely to be issued by virtue of this delegation shall be at least equal to the average of the prices of a share on the Euronext Growth market (or in the absence of listing on this market on any other market on which the Company's shares are then listed), weighted by volumes, for the last three trading sessions prior to the setting of the issue price, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which the shares carry dividend rights; and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued upon their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue,

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

-
fix the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued,

-
draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction,

-
record the completion of each capital increase and make the corresponding amendments to the Company Bylaws,

-
in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto,

-
take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

16/ NUMPAGES 41

17 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities, with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (multilateral or national development bank or other institution participating in the financing and support of companies in the context of promoting innovation in the health and life sciences sectors)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors’ report,

in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-129-2, L. 225-135, L. 225-138 and L. 228-91 et seq.,

delegates to the Board of Directors its authority to decide on the issue, on one or more occasions, in the proportions and at the times it sees fit, of one or more capital increases by the issue, in France or abroad, of ordinary shares of the Company or of securities giving access to equity securities (including, in particular, subscription warrants or issuance warrants) or giving right to the allocation of debt securities, said shares or securities being able to be issued in euros, in foreign currency or in any monetary unit established by reference to several currencies at the discretion of the Board of Directors, resolves that the securities thus issued may consist of debt securities, be associated with the issue of such securities (in particular, share warrants attached to bonds or issued to subscribers to such bonds) or permit their issue as intermediated securities, resolves to cancel the shareholders’ preferential subscription rights to the Company’s ordinary shares and/or any securities and/or debt securities to be issued in favor of one or various beneficiaries entering the following category of persons:

- multilateral or national development bank or other institution participating in the financing and support of companies in the context of promoting innovation in the health and life sciences sectors,

notes, where necessary, that this delegation automatically entails, where applicable, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them in favor of the holders of the securities thus issued, resolves that the total nominal amount of the share capital increases which may be carried out immediately and/or in the future pursuant to this delegation may not exceed 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which maximum amount shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with the legal or regulatory provisions and, where applicable, the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to shares, resolves that this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

resolves to set at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

-
this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

17/ NUMPAGES 41

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code,

resolves that the sum to be received, or meant to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares likely to be issued by virtue of this delegation shall be at least equal to the average of the prices of a share on the Euronext Growth market (or in the absence of listing on this market on any other market on which the Company's shares are then listed), weighted by volumes, for the last three trading sessions prior to the setting of the issue price, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which the shares carry dividend rights; and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued upon their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

- decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue,

- determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

- fix the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued,

- draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

- at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction,

- record the completion of each capital increase and make the corresponding amendments to the Company Bylaws,

- in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto,

18/ NUMPAGES 41

- take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

18 resolution

Delegation of authority to be granted to the Board of Directors to decide on the issue of ordinary shares to be issued immediately or in the future by the Company, with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of an equity financing program on the American market known as “At-the-market” or “ATM”,

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors’ report,

in accordance with the provisions of the French Commercial Code and, in particular, Articles L. 22-10-49, L. 225-129-2, L. 225-135, L. 225-138 and L. 228-91 et seq.,

delegates to the Board of Directors its authority to decide, on one or more occasions, in the proportions and at the times it shall determine, in France or abroad, the issue of ordinary shares of the Company (including, where applicable, represented by American Depositary Shares or American Depositary Receipts, in particular in the framework of an “At-the-market” or “ATM” program on the American market), as well as any securities giving access to equity securities (including, subscription warrants or issuance warrants) or giving right to the allocation of debt securities, said shares or securities being able to be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, resolves that the securities thus issued may consist of debt securities, be associated with the issue of such securities (in particular, share warrants attached to bonds or issued to subscribers to such bonds) or permit their issue as intermediated securities, resolves to cancel the shareholders’ preferential subscription rights to the Company’s ordinary shares and/or any securities and/or debt securities to be issued in favor of one or various beneficiaries entering the following categories of persons:

- any credit institution, investment services provider, investment fund or company undertaking to subscribe for or guarantee the completion of the capital increase or any issue of securities which may result in a future capital increase (including, in particular, through the exercise of share warrants) which may be carried out pursuant to this delegation, notes, where necessary, that this delegation automatically entails, where applicable, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them in favor of the holders of the securities thus issued, resolves that the total nominal amount of the share capital increases which may be carried out immediately and/or in the future pursuant to this delegation may not exceed 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened), or its equivalent in foreign currency, to which shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with legal or regulatory provisions and, where applicable, applicable contractual stipulations, the rights of holders of securities and other rights giving access to shares, resolves that this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

19/ NUMPAGES 41

resolves to set at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves that the sum to be received, or meant to be received, by the Company for each of the shares issued within the framework of the aforementioned delegation shall be at least equal to the nominal value of the said shares on the date of issue, and resolves furthermore that the issue price of the new shares likely to be issued by virtue of this delegation shall be at least equal to the average of the prices of a share on the Euronext Growth market (or in the absence of listing on this market on any other market on which the Company's shares are then listed), weighted by volumes, for the last three trading sessions prior to the setting of the issue price, possibly reduced by a maximum discount of 15%, taking into account, if applicable, the date from which the shares carry dividend rights; and being specified that (i) in the event of the issue of securities giving access to the share capital, the issue price of the ordinary shares which may be issued upon their exercise, conversion or exchange of such securities may be set, at the Board's discretion, by reference to a calculation formula defined by the Board and applicable after the issue of such securities (e.g. upon their exercise, conversion or exchange), in which case the aforementioned maximum discount may be assessed, if the Board deems it appropriate, on the date of application of the said formula (and not on the date of setting the issue price) and (ii) the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount, if any, received immediately by the Company, plus the amount which may be received by the Company upon exercise or conversion of such securities, shall be, for each share issued as a result of the issue of such securities, at least equal to the minimum amount referred to above, specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting and terminates any previous delegation having the same purpose, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
decide on the amount of the capital increase, the issue price (it being specified that the issue price will be determined in accordance with the terms set out above) and the amount of the premium that may, if applicable, be requested at the time of the issue,

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued,

-
fix the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the capital to be issued, and the method of paying up the shares or securities giving access to the capital to be issued,

-
draw up a list of beneficiaries within the above-mentioned category of persons and the number of shares to be awarded to each of them,

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital after each transaction,

20/ NUMPAGES 41

-
record the completion of each capital increase and make the corresponding amendments to the Company Bylaws,

-
in general, enter into any agreement, in particular to ensure the successful completion of the planned issues, take all measures and carry out all formalities necessary for the issue, listing and financial service of the securities issued pursuant to this delegation and the exercise of the rights attached thereto,

-
take any decision with a view to the admission of the shares and securities so issued to any market on which the shares of the Company may be admitted to trading,

notes the fact that should the Board of Directors make use of the delegation of authority granted to it in this resolution, the Board will report to the next Ordinary General Meeting, in accordance with the law and regulations, on the use made of the authorizations granted in this resolution.

19 resolution

Delegation of authority to be granted to the Board of Directors to increase the capital, within the limit of 30% of the capital, by issuing ordinary shares and/or any securities with cancellation of shareholders' preferential subscription rights in favor of specifically designated persons - delegation to the Board of Directors of the power to designate them

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code and, in particular, Articles L. 225-129-2, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91 and L. 228-93, L. 22-10-52-1 and Article L. 22-10-49 of the French Commercial Code,

delegates to the Board of Directors its authority to decide on the issue, on one or more occasions, in the proportions and at the times it sees fit, in France or abroad, of ordinary shares of the Company or equity securities giving access to other equity securities or giving entitlement to the allotment of debt securities and/or securities (including in particular all debt securities) giving access to equity securities of the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns more than half of the capital, such securities being issuable in euros, in foreign currency or in any monetary unit whatsoever established by reference to several currencies at the discretion of the Board of Directors, and which may be paid up in cash, including by offsetting debts, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves to cancel the shareholders' preferential subscription rights to the ordinary shares or securities to be issued pursuant to this delegation in favor of one or more persons specifically designated by the Board of Directors, and delegates to the Board of Directors the power to designate them, notes, where necessary, that this delegation automatically entails, where applicable, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them in favor of the holders of the securities thus issued, resolves that the maximum nominal amount of share capital increases which may be carried out immediately and/or in the future pursuant to this delegation may not exceed the limits provided for by the regulations applicable on the day of the issue (for information, on the day of this General Meeting, the issue of equity securities carried out pursuant to this delegation is limited to 30% of the Company's share capital per twelve (12) month period, said share capital being assessed on the date of the Board of Directors' decision to use this delegation), to which maximum amount shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with the law and,

21/ NUMPAGES 41

where applicable, the applicable contractual stipulations, the rights of holders of securities and other rights giving access to shares,

further resolves that the nominal amount of any share capital increase which may be carried out in this way will be deducted from the overall ceiling provided for in the Twenty-fourth resolution below,

resolves to set at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

-
this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36-A of the French Commercial Code,

resolves that, if subscriptions have not absorbed the entire issue, the Board of Directors may use one or other of the following options, in the order it shall determine:

-
limit the issue to the amount of subscriptions, provided that they reach at least three-quarters of the issue initially decided,

-
freely allocate all or part of the unsubscribed securities issued among the persons of its choice,

resolves that the issue price of the shares issued pursuant to this delegation shall be determined by the Board of Directors and shall be set in accordance with the provisions of Article R. 22-10-32 of the French Commercial Code (for information, on the day of this General Meeting, the issue price of the shares must be at least equal to the closing price of the last trading session preceding the Board of Directors' decision to use the delegation granted by the General Meeting to increase the capital in favor of one or more specifically designated persons, possibly reduced by a maximum discount of 10%) and the issue price of the securities giving access to the share capital, if any, issued pursuant to this resolution shall be such that the amount received immediately by the Company, plus the amount that may be received by the Company upon exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the minimum amount referred to above, specifies that the delegation thus granted to the Board of Directors is valid for a period of eighteen (18) months from the date of this Meeting,

resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,

-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, applicable contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company's capital, and

22/ NUMPAGES 41

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take all measures and carry out all formalities required for the admission of the securities thus issued to listing on the regulated market of Euronext in Paris, and more generally,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and making the corresponding amendments to the Bylaws of the Company.

20 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing immediately or in the future ordinary shares and/or any other securities, with the shareholders' preferential subscription rights maintained,

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code and, in particular, Articles L. 225-129 to L. 225-129-6, L. 22-10-49, L. 225-132, L. 225-133, L. 225-134, L. 228-91, L. 228-92 and L. 228-93 thereof, delegates to the Board of Directors, with powers to delegate and sub-delegate as permitted by law, its authority to decide, in the proportions and at the times it sees fit, on one or more capital increases by issuing, in France or abroad, ordinary shares of the Company or equity securities giving access to other equity securities or giving entitlement to the allotment of debt securities, and/or securities (including in particular all debt securities) giving access to equity securities of the Company or of any company which directly or indirectly owns more than half of its capital or of which it owns directly or indirectly more than half of the capital, such securities being issuable in euros, in foreign currency or in any monetary unit whatsoever established by reference to several currencies at the discretion of the Board of Directors, and which may be paid up in cash, including by offsetting debts, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the shareholders shall have, in proportion to the amount of their shares, a preferential subscription right to the ordinary shares or securities which may be issued pursuant to this delegation, grants the Board of Directors the right to grant shareholders the right to subscribe, on a reducible basis, to a number of shares or securities greater than that which they could subscribe on an irreducible basis, in proportion to the rights they hold and, in any event up to the limit of their request, resolves to set at 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened) (or the equivalent of this amount in the event of an issue in another currency) the maximum nominal amount of capital increases likely to be carried out, immediately and/or in the future, by virtue of this resolution, it being specified that to this ceiling will be added, if necessary, the nominal value of the shares to be issued to preserve, in accordance with the law, and, if

23/ NUMPAGES 41

necessary, with the applicable contractual stipulations , the rights of holders of securities and other rights giving access to capital,

resolves that this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

resolves to establish at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

-
this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves that, if subscriptions have not absorbed the entire issue, the Board of Directors may use one or other of the following options, in the order it shall determine:

-
limit the issue to the amount of subscriptions, provided that they reach at least three-quarters of the issue initially decided,

-
freely allocate all or part of the unsubscribed securities issued among the persons of its choice, and

-
offer to the public, on the French or international market, all or part of the issued securities not subscribed,

resolves that issues of warrants to subscribe for shares in the Company may be carried out by cash subscription, but also by free allocation to owners of existing shares,

resolves that in the event of a free allocation of warrants, the Board will have the power to decide that fractional allocation rights will not be negotiable and that the corresponding securities will be sold, notes, where necessary, that this delegation automatically entails, in favor of the holders of the securities (if any) issued pursuant to this delegation, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,
-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, applicable contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company's capital, and

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

24/ NUMPAGES 41

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take all measures and carry out all formalities required for the admission of the securities thus issued to listing on the regulated market of Euronext Growth Paris and any other market on which the Company's shares may then be listed,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and make the corresponding amendments to the Bylaws of the Company.

notes that, should the Board of Directors use the delegation of authority granted to it under this resolution, it will report thereon to the next ordinary general meeting in accordance with the law and regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and supersedes any prior authorization having the same purpose.

21 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities, with cancellation of shareholders' preferential subscription rights, by way of a public offering (other than the offerings referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code)

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code and, in particular, Articles L. 225-129 to L. 225-129-6, L. 22-10-49, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91, L. 228-92 and L. 228-93 thereof, delegates to the Board of Directors, with the right to delegate and subdelegate in accordance with the law, its authority to decide, by way of a public offering, excluding the offerings referred to in paragraph 1° of Article L. 411-2 of the Monetary and Financial Code, to issue on one or more occasions and in the proportions and at the times it sees fit, in France or abroad, ordinary shares of the Company (including, where applicable, represented by American Depositary Shares or American Depositary Receipts) or equity securities giving access to other equity securities or giving entitlement to the allocation of debt securities, and/or securities (including in particular all debt securities) giving access to equity securities of the Company or of any company that directly or indirectly owns more than half of its capital or of which it directly or indirectly owns more than half of the capital, which securities may be issued in euros, in a foreign currency or in any monetary unit established by reference to several currencies, at the discretion of the Board of Directors, and which may be paid up in cash, including by offsetting debts, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves that the public offers decided upon by virtue of this resolution may be combined, within the framework of a single issue or several issues carried out simultaneously, with the offers referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code,

25/ NUMPAGES 41

resolves in consequence to cancel the shareholders' preferential subscription right on the ordinary shares or securities issued pursuant to this delegation,

notes, where necessary, that this delegation automatically entails, in favor of the holders of the securities (if any) issued pursuant to this delegation, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them, resolves to establish at 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened), or the equivalent value of this amount in the event of an issue in another currency, the maximum nominal amount of share capital increases which may be issued pursuant to this delegation, it being specified that:

-
the maximum nominal amount of the capital increases which may be carried out immediately or in the future pursuant to this delegation will be deducted from the overall ceiling provided for in the Twenty-fourth resolution below,

-
to these ceilings shall be added, where applicable, the nominal value of the shares to be issued in order to preserve, in accordance with the law and where applicable, the relevant contractual stipulations, the rights of the holders of securities and other rights giving access to the capital, resolves to establish at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

-
this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves that, if subscriptions have not absorbed the entire issue, the Board of Directors may use one or other of the following options, in the order it shall determine:

-
limit the issue to the amount of subscriptions, provided that they reach at least three-quarters of the issue initially decided,

-
freely allocate all or part of the unsubscribed securities issued among the persons of its choice, and

-
offer to the public, on the French or international market, all or part of the issued securities not subscribed,

resolves that the issue price of the shares issued by virtue of this delegation shall be determined by the Board of Directors and shall be at least equal to the average of the prices of a share on the Euronext Growth market (or in the absence of listing on this market, on any other market on which the Company's shares are then listed), weighted by volumes, of the last 3 trading sessions preceding the setting of the issue price (the “3-day VWAP”), possibly reduced by a maximum discount of 15%, taking into account, if applicable, their dividend entitlement date;; and it being specified that the issue price of the securities giving access to the share capital, if any, issued by virtue of this resolution shall be such that the amount received immediately by the Company, plus the amount that may be received by the Company upon exercise or conversion of said securities, shall be at least equal to the aforementioned minimum amount for each share issued as a result of the issue of said securities,

26/ NUMPAGES 41

resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,

-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, applicable contractual stipulations, to protect the rights of holders of securities or other rights giving access to the Company's capital, and

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take all measures and carry out all formalities required for the admission of the securities thus issued to listing on the regulated market of Euronext Growth Paris and any other market on which the Company's shares may then be listed,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and make the corresponding amendments to the Bylaws of the Company, notes that, should the Board of Directors use the delegation of authority granted to it under this resolution, it will report thereon to the next ordinary general meeting in accordance with the law and regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and supersedes any prior authorization having the same purpose.

22 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future through the issue of ordinary shares or any other securities, with cancellation of the shareholders' preferential subscription rights by way of an offer referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 22-10-49, L. 225-135, L. 225-135-1, L. 225-136, L. 228 -91, L. 228-92 and L. 228-93 and following of the French Commercial Code and paragraph II of Article L. 411-2 of the French Monetary and Financial Code,

27/ NUMPAGES 41

delegates to the Board of Directors, with the power to delegate and sub-delegate in accordance with the law, its power to decide, by way of an offer referred to in paragraph 1° of Article L. 411-2 of the Monetary and Financial Code, the issue on one or more occasions in the proportions and at the times it sees fit, in France or abroad, of ordinary shares of the Company or equity securities giving access to other equity securities or giving entitlement to the allotment of debt securities, and/or securities (including in particular all debt securities) giving access to equity securities of the Company or of any company that directly or indirectly owns more than half of its capital or of which it owns directly or indirectly more than half of the capital, such securities being issuable in euros, in foreign currency or in any monetary unit whatsoever established by reference to several currencies at the discretion of the Board of Directors, and which may be paid up in cash, including by offsetting debts, resolves that the securities so issued may consist of debt securities, be associated with the issue of such securities or permit the issue of such securities as intermediated securities,

resolves to cancel the shareholders' preferential subscription right on the ordinary shares or securities issued pursuant to this delegation,

notes, where necessary, that this delegation automatically entails, where applicable, the express waiver by the shareholders of their preferential subscription rights to the shares to which these securities will entitle them in favor of the holders of the securities thus issued, resolves that the total nominal amount of the share capital increases that may be carried out immediately and/or in the future by virtue of this delegation may not exceed 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened), nor, in any event, exceed the limits provided for by the regulations applicable on the day of the issue (for information, on the day of this General Meeting, the issue of equity securities carried out by an offer referred to in paragraph 1° of Article L. 411-2 of the Monetary and Financial Code is limited to 30% of the Company's share capital per year, said share capital being assessed on the date of the Board of Directors' decision to use this delegation), to which maximum amount shall be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with the legal or regulatory provisions and where applicable the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to shares, further resolves that the nominal amount of any share capital increase which may be carried out in this way will be deducted from the overall ceiling provided for in Twenty-fourth resolution below,

resolves to set at 300,000,000 euros (or the equivalent value of this amount in the event of an issue in another currency) the maximum nominal amount of debt securities which may be issued pursuant to this delegation, it being specified that:

-
this amount will be increased, if applicable, by any redemption premium above par,

-
this amount will be deducted from the overall ceiling referred to in the Twenty-fourth resolution below,

-
this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which is decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions determined by the Company in accordance with the provisions of Article L. 228-36- A of the French Commercial Code,

resolves that, if subscriptions have not absorbed the entire issue, the Board of Directors may use one or other of the following options, in the order it shall determine:

-
limit the issue to the amount of subscriptions, provided that they reach at least three-quarters of the issue initially decided,

-
freely allocate all or part of the unsubscribed securities issued among the persons of its choice,

28/ NUMPAGES 41

resolves that the issue price of the shares issued by virtue of this delegation shall be determined by the Board of Directors and shall be at least equal to the average of the prices of a share on the Euronext Growth market (or, in the absence of a listing on this market, on any other market on which the Company's shares are then listed), weighted by volumes, of the last 3 trading sessions preceding the setting of the issue price, possibly reduced by a maximum discount of 15%, taking into account, if applicable, their dividend entitlement date; and being specified that the issue price of the securities giving access to the share capital, if any, issued by virtue of this resolution shall be such that the amount received immediately by the Company, plus the amount that may be received by the Company upon exercise or conversion of said securities, shall be, for each share issued as a result of the issuance of said securities, at least equal to the issue price defined above, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,

-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, contractual stipulations, to protect the rights of holders of securities rights giving access to the Company's capital, and

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take all measures and carry out all formalities required for the admission of the securities thus issued to listing on the regulated market of Euronext Growth Paris and any other market on which the Company's shares may then be listed,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and make the corresponding amendments to the Bylaws of the Company, notes that, should the Board of Directors use the delegation of authority granted to it under this resolution, it will report thereon to the next ordinary general meeting in accordance with the law and regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and supersedes any prior authorization having the same purpose.

23 resolution

Delegation of authority to be granted to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights

29/ NUMPAGES 41

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-135-1 et seq, L. 228-91, L. 228-92 and L. 228-93 of the French Commercial Code,

delegates to the Board of Directors the power to increase the number of shares or securities to be issued in the event of oversubscription in the context of the Company's capital increases with or without preferential subscription rights decided on by virtue of the above resolutions, under the conditions provided for in Articles L. 225-135-1 and R. 225-118 of the French Commercial Code (i.e., to date, within thirty days of the closing of the subscription period, at the same price as that used for the initial issue and up to a limit of 15% of the initial issue), said shares conferring the same rights as the existing shares, subject to their date of dividend entitlement, specifies that the nominal amount of the capital increases decided under this resolution will be deducted from the amount of the overall ceiling referred to in the Twenty-fourth resolution below, for the capital increases without preferential right of subscription, amount to which shall be added, as the case may be, the additional amount of shares or securities which may be issued in addition, in order to preserve in accordance with the law and where applicable the relevant contractual provisions, the rights of the holders of securities and other rights giving access to the capital, resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers in accordance with the law, to implement this delegation of authority in accordance with the conditions laid down by law and the Bylaws, in particular to:

-
determine the dates, terms and conditions of any issue as well as the form and characteristics of the shares or securities giving access to the capital to be issued, with or without premium,

-
set the amounts to be issued, the date from which the shares or securities giving access to the capital to be issued will carry dividend rights, which may be retroactive, the method of paying them up and, where applicable, the terms and conditions for exercising rights to exchange, convert, redeem or otherwise allocate shares or securities giving access to the capital,

-
make any adjustments required pursuant to legal or regulatory provisions and, where applicable, applicable contractual stipulations, to protect the rights of holders of securities and other rights giving access to the Company's capital, and

-
suspend, where applicable, the exercise of the rights attached to such securities for a maximum period of three months,

resolves that the Board of Directors may:

-
at its sole initiative and when it deems appropriate, charge the costs, duties and fees incurred in connection with the capital increases carried out pursuant to the delegation referred to in this resolution against the amount of the premiums relating to such transactions and deduct from the amount of such premiums the sums necessary to increase the legal reserve to one-tenth of the new capital, after each transaction,

-
take any decision with a view to admitting the securities and securities so issued to trading on the Euronext Growth market in Paris, and more generally,

-
take all measures, enter into all commitments and carry out all formalities required for the successful completion of the proposed issue, as well as for the purpose of making the resulting capital increase definitive, and making the corresponding amendments to the Bylaws of the Company.

30/ NUMPAGES 41

notes that, should the Board of Directors use the delegation of authority granted to it under this resolution, it will report thereon to the next ordinary general meeting in accordance with the law and regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this meeting and supersedes any prior authorization having the same purpose.

24 resolution

Overall limitations on the amount of issues made under the Twelfth resolutionThirteenth resolution to the Twenty-third resolution aforementioned

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

resolves that:

-
the maximum overall nominal amount of the capital increases which may be carried out pursuant to the delegations granted under the terms of Thirteenth resolution to the Twenty-third resolution above may not exceed 2,514,775 euros (representing 50% of the Company’s share capital as at the date when this General Meeting was convened); it being specified that the additional amount of shares to be issued to preserve, in accordance with the legal or regulatory provisions and, where applicable, the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to shares shall be added to this ceiling,

-
the maximum aggregate nominal amount of debt securities which may be issued pursuant to the delegations granted under the aforementioned resolutions is set at 300,000,000 euros (or the equivalent value at the date of issue of this amount in foreign currency or in a unit of account established by reference to several currencies), it being specified that this ceiling does not apply to the debt securities referred to in Articles L. 228-40, L. 228-36-A and L. 228-92 paragraph 3 of the French Commercial Code, the issue of which will be decided or authorized by the Board of Directors under the conditions provided for in Article L. 228-40 of the French Commercial Code, or in other cases, under the conditions that the Company determines in accordance with the provisions of Article L. 228-36-A of the French Commercial Code.

25 resolution

Delegation of authority to be granted to the Board of Directors to increase the share capital by incorporation of premiums, reserves, profits or other

The General Meeting, ruling under the conditions of quorum and majority provided for in Article L. 225-130 of the French Commercial Code,

having reviewed the report of the Board of Directors,

in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-130 and L. 22-10-49, of the French Commercial Code,

delegates to the Board of Directors, with the right of sub-delegation under the conditions provided for by law, the power to decide on one or more capital increases by incorporation into the capital of premiums, reserves, profits or other items, the capitalization of which will be legally and statutorily possible, either in the form of an allocation of new free shares, or by increasing the nominal value of the existing shares, or by a combination of these two procedures, the said shares conferring the same rights as the existing shares, subject to the date of entitlement to dividends, resolves that the total nominal amount of the share capital increases which may be carried out immediately and/or in the future may not exceed 2,000,000 euros, to which may be added, where applicable, the additional amount of shares to be issued to preserve, in accordance with the legal or

31/ NUMPAGES 41

regulatory provisions and as the case may be the applicable contractual stipulations, the rights of the holders of securities and other rights giving access to shares, it being stipulated that this ceiling is set autonomously and separately from the ceiling referred to in Twenty-fourth resolution above, resolves, in accordance with the provisions of Article L. 225-130 of the French Commercial Code, that in the event of use by the Board of Directors of the present delegation, the rights forming fractional shares shall not be negotiable and that the corresponding securities shall be sold, the sums from the sale being allocated to the holders of the rights within the period provided for by the regulations, resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and supersedes any prior authorization having the same purpose.

26 resolution

Authorization to be granted to the Board of Directors to grant options to subscribe for or purchase shares of the Company, entailing a waiver by the shareholders of their preferential subscription rights.

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

authorizes the Board of Directors, within the framework of Articles L. 225-177 to L. 225-185 of the French Commercial Code, to grant, during the periods authorized by law, on one or more occasions, to members of the salaried personnel and/or corporate officers (or some of them) of the Company and of the companies and economic interest groups linked to the Company under the conditions defined in Article L. 225-180-I of the said Code, options giving the right to subscribe to or purchase ordinary shares, it being specified that:

-
the number of options granted under this authorization shall not entitle the holder to purchase or subscribe for more than 4,023,640 shares with a nominal value of 0.05 euro each,

-
this number shall be deducted from the overall ceiling referred to in the Twenty-eighth resolution below, and

-
the options granted to corporate officers and executives, members of the executive committee will be subject to (i) performance conditions (i.e. 1/3 if the Company reaches a certain level of cash position, 1/3 if a clinical and/or regulatory target is met and 1/3 if a manufacturing target is met), (ii) a vesting period with a three (3)-year cliff, pursuant to which no Option shall vest prior to the third (3rd) anniversary of the date of grant. On such date, the Options corresponding to the performance conditions effectively achieved as of such third (3rd) anniversary shall vest, it being specified that (a) if all performance conditions are achieved, 100% of the Options shall vest, (b) if only certain performance conditions are achieved, only the corresponding portion of the Options shall vest on a proportional basis, and (c) any portion of the Options subject to performance conditions that are not achieved as of such date shall be automatically forfeited and cancelled without compensation; provided, however, that the Board of Directors shall have the right to provide, if applicable, in the event of a change of control of the Company, for an acceleration of such vesting, in whole or in part. and (iii) if applicable, any policy adopted by the Board of Directors in this regard in accordance with applicable regulations, including, in particular, the rules adopted by Nasdaq in the United States relating to the granting of supplementary compensation and incentive instruments to executives on the basis of erroneous financial statements (“clawback policies”), it being specified that the Board of Directors shall have the right to provide, if applicable, in the event of a change of control of the Company, for an acceleration of the vesting, in whole or in part,

-
for the other employees, the options will have an exercise schedule of at least over three years (i.e. at least part of the options granted will not be exercisable until the third anniversary of their grant), the Board of Directors having the option, however, to provide for an acceleration of all or part of the exercise schedule in the event of a change of control of the Company,

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-
the total number of shares which may be subscribed upon exercise of the share subscription options granted and not yet exercised may never exceed one third of the share capital,

specifies that the Board of Directors must, if the Company's shares are admitted to trading on the regulated market of Euronext in Paris, comply with the provisions of Article L. 22-10-58 of the French Commercial Code in order to be able to grant share subscription or purchase options to the Company's managers referred to in the fourth paragraph of Article L. 225-185 of the French Commercial Code,

resolves that this authorization is granted for a period of twelve (12) months as from this date and terminates any previous authorization having the same purpose,

resolves that this authorization includes, in favor of the beneficiaries of the subscription options, an express waiver by the shareholders of their preferential subscription right to the shares that will be issued as and when the subscription options are exercised, and will be implemented under the conditions and in accordance with the procedures provided for by the law and regulations in force on the day of the granting of the purchase or subscription options, as applicable, resolves that the purchase or subscription price per share shall be set by the Board of Directors on the day the option is granted in accordance with the provisions of Article L. 225-177 of the French Commercial Code and shall be at least equal to the highest closing price of a share of the Company on Euronext Growth Paris and on Nasdaq or any other market on which the Company's shares are traded (including, as the case may be, in the form of American Depositary Shares) prior to the date of the decision of the Board of Directors to grant the options, without in any event being less than ninety-five percent (95%) of the average quoted price of a share of the Company on Euronext Growth Paris and on Nasdaq or any other market on which the shares of the Company would then be listed (including, if applicable, in the form of American Depositary Shares) during the twenty (20) stock market sessions preceding the date of the Board of Directors' decision to grant the options, it being specified that when an option allows its beneficiary to purchase shares that have already been purchased by the Company, its exercise price, without prejudice to the foregoing clauses and in accordance with the applicable legal provisions, may not be less than 80% of the average price paid by the Company for all of the shares that it has previously purchased, resolves that the price set for the subscription or purchase of the shares to which the options give the right may not be modified during the term of the options, it being specified however that if the Company were to carry out one of the transactions referred to in Article L. 225-181 of the French Commercial Code, it would have to take the necessary measures to protect the interests of the option beneficiaries under the conditions set out in Article L. 228-99 of the French Commercial Code,

resolves that, should it be necessary to make the adjustment provided for in Article L. 228-99 3° of the French Commercial Code, the adjustment will be performed by applying the method provided for in Article R. 228-91 of the French Commercial Code, it being specified that the value of the preferential subscription right as well as the value of the share before detachment of the subscription right will, if necessary, be determined by the Board of Directors based on the subscription, exchange or sale price per share used for the last transaction involving the Company's capital (capital increase, contribution of securities, sale of shares, etc.) during the six (6) months prior to the meeting of the said Board of Directors or, if no such transaction is carried out during this period, according to any other financial parameter which appears relevant to the Board of Directors (and which will be validated by the Company's auditors), resolves that in the event of the issuance of new equity securities or new securities giving access to the capital as well as in the event of a merger or demerger of the Company, the Board of Directors may suspend the exercise of the Options, if applicable, sets the period of validity of the options at ten (10) years from the date of grant, it being specified, however, that this period may be reduced by the Board of Directors for beneficiaries resident in a given country to the extent necessary to comply with the law of that country, grants full powers to the Board of Directors within the above limits to:

33/ NUMPAGES 41

-
determine the identity of the beneficiaries of the stock options and the number of options to be granted to each of them,

-
set the purchase and/or subscription price of the shares to which the options entitle the holder within the limits of the aforementioned texts, it being specified that the subscription price per share must be higher than the nominal value of the share,

-
ensure that the number of stock options granted by the Board of Directors is set in such a way that the total number of stock options granted and not yet exercised cannot give the right to subscribe to a number of shares exceeding one third of the share capital,

-
determine the terms of the stock option plan and to set the conditions under which the options will be granted, including, in particular, the timetable for exercising the options granted, which may vary according to the holders; it being specified that these conditions may include clauses prohibiting the immediate resale of all or part of the shares issued on exercise of the options, within the limits set by law,

-
acquire the shares of the Company, if necessary, in order to sell any shares to which the stock options entitle the holder,

-
carry out, either themselves or through an agent, all acts and formalities for the purpose of finalizing the capital increases which may be carried out by virtue of the authorization that is the subject of this delegation,

-
charge, if it deems necessary, the costs of the capital increase against the amount of the premiums relating to these increases and deduct from this amount the sums necessary to bring the legal reserve to one tenth of the new capital after each increase,

-
amend the Bylaws accordingly and in general do all that is necessary.

specifies that the Board of Directors may, within the limits it has previously set, sub-delegate the powers granted to it under this resolution in accordance with the applicable legal and regulatory provisions, resolves that the Board of Directors shall inform the Ordinary General Meeting each year of the transactions carried out under this resolution.

27 resolution

Authorization to be granted to the Board of Directors to proceed with free allocations of ordinary shares of the Company, to the benefit of employees and/or corporate officers of the Company and its subsidiaries, entailing the waiver by the shareholders of their preferential subscription rights.

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report,

in accordance with the provisions of Article L. 225-197-1 et seq of the French Commercial Code,

authorizes the Board of Directors to make one or more free allocations of existing shares or shares to be issued by the Company to employees of the Company, or certain categories of employees, and/or to its corporate officers who meet the conditions set out in Article L. 225-197-1, II of the French Commercial Code, as well as to the benefit of the employees of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the capital or voting rights on the date of allocation of the shares concerned, specifies that, should the Company's shares be admitted to trading on the regulated market of Euronext in Paris, the Board of Directors must comply with the provisions of Article L. 225-197-6 of the French

34/ NUMPAGES 41

Commercial Code in order to be able to grant free shares to corporate officers who meet the conditions set out in Article L. 225-197-1, II of the French Commercial Code,

resolves to set at 4,023,640 shares with a unit nominal value of 0.05 euro the total number of shares that may be allocated free of charge by the Board of Directors by virtue of this authorization, it being specified that (i) the total number of shares allocated free of charge by the Board of Directors may never exceed the overall limit of the Company's existing share capital on the date of the decision to allocate them provided for in article L. 225-197-1 of the French Commercial Code, (ii) this number will be counted against the overall ceiling provided for in the Twenty-eighth resolution below, and (iii) the shares that may be granted to corporate officers and senior managers, members of the executive committee of the Company, must be subject to performance conditions (i.e. 1/3 if the Company reaches a certain level of cash position, 1/3 if a clinical and/or regulatory target is met and 1/3 if a manufacturing target is me), taking into account, if applicable, any policy adopted by the Board of Directors in this regard in accordance with applicable regulations, including, in particular, the rules adopted by Nasdaq in the United States relating to the granting of supplementary compensation and incentive instruments to executives on the basis of erroneous financial statements (“clawback policies”), resolves that the allocation of the shares to their beneficiaries shall be definitive, subject to the fulfilment of any conditions or criteria set by the Board of Directors, at the end of a period of at least three (3) years (the " Vesting Period") and that the beneficiaries of these shares shall, where applicable, retain them for a period set by the Board (the "Retention Period") which, together with the Vesting Period, may not be less than three (3) years, it being specified that the Board of Directors shall have the right to provide, if applicable, in the event of a change of control of the Company, for an acceleration of the Vesting Period and the Retention Period, in whole or in part, without the latter being less than one (1) year and the Retention Period combined with that of the Vesting Period being less than two (2) years, resolves, notwithstanding the above, that the shares will be definitively allocated before the end of the Vesting Period in the event of the beneficiary's disability corresponding to the classification in the second and third categories provided for in Article L. 341-4 of the French Social Security Code,

resolves that the shares allocated will be freely transferable in the event of a request for allocation made by the heirs of a deceased beneficiary or in the event of the beneficiary's disability corresponding to their classification in the aforementioned categories of the French Social Security Code, resolves that the duration of the Vesting Period and the Retention Period shall be set by the Board of Directors within the above-mentioned limits,

notes that, in accordance with the provisions of Article L. 225-197-1 of the French Commercial Code, when the allocation concerns shares to be issued, this authorization automatically entails in favor of the beneficiaries of the shares allocated free of charge the waiver by the partners of their preferential subscription right to the new shares issued, the corresponding capital increase being definitively completed by the sole fact of the definitive allocation of the shares to the beneficiaries, notes that this decision entails, insofar as necessary, the waiver by the partners in favor of the beneficiaries of free shares of the part of the reserves, profits or premiums which, if applicable, will be used in the event of the issue of new shares at the end of the Vesting Period, for the realization of which all powers are delegated to the Board of Directors, delegates to the Board of Directors all powers to:

-
record the existence of sufficient reserves and transfer the sums necessary to pay up the new shares to be allocated to an unavailable reserve account at the time of each allocation,

-
determine the identity of the beneficiaries of the grants as well as the number of free shares which may be granted to each of them,

-
set the conditions and, if applicable, the criteria for the allocation of these shares,

if applicable:

35/ NUMPAGES 41

-
decide, at the appropriate time, on the capital increase(s) corresponding to the issue of any new shares allocated free of charge,

-
acquire any shares necessary to remit any existing shares allocated free of charge,

-
take all appropriate measures to ensure compliance with the retention obligation required of beneficiaries,

-
and, in general, to do all that is necessary to implement this authorization within the framework of the legislation in force,

specifies that the Board of Directors may, within the limits it has previously set, sub-delegate the powers granted to it under this resolution, in accordance with the applicable legal and regulatory provisions, resolves that the Board of Directors will inform the General Meeting each year of the transactions carried out under this resolution, in accordance with the provisions of Article L. 225-197-4 of the French Commercial Code.

sets the period of validity of this delegation at twelve (12) months as from today,

specifies that this delegation of powers supersedes any authorization previously granted for the purpose of allocating free shares in the Company.

28 resolution

Determination of the total amount of the capital increases that may be carried out by virtue of the aforementioned authorization to grant options to subscribe for or purchase shares and the aforementioned authorization to grant free shares

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the auditors' special report,

resolves that the sum of (i) the shares that may be issued or acquired upon exercise of the options granted under the Twenty-sixth resolution above, and (ii) the shares that would be granted free of charge under the Twenty-seventh resolution above, may not exceed 4,023,640 shares, it being specified that the additional amount of shares to be issued to preserve, in accordance with the applicable contractual provisions, the rights of the holders of securities and other rights giving access to shares shall be added to this ceiling.

29 resolution

Amendment of Article 18 of the Bylaws relating to general meetings in order to comply with new legislative and regulatory provisions

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors,

resolves to amend Article 18 of the Bylaws to comply with the provisions of Articles R. 225-63 and R. 22-10-28 of the Commercial Code, as amended by Decree No. 2026-94 of February 13, 2026:

(i)
to remove the requirement for prior agreement from registered shareholders for electronic convocation, this provision being applicable to meetings convened on or after July 1, 2026, and

36/ NUMPAGES 41

(ii)
to extend the record date for shareholders from two (2) to five (5) business days prior to the date of the general meeting,

resolves accordingly that Article 18 of the bylaws will now read as follows:

“Article 18 - General Shareholders’ Meeting Quorum — Vote — Number of Votes

General shareholders’ meetings shall be convened and held as provided by law.

Meetings shall be held at the registered office or at any other location specified in the convening notice.

The right to participate in general shareholders’ meetings is determined by the applicable laws and regulations and is conditioned upon the registration of shares under the shareholder’s name or under an intermediary’s name acting on its behalf, on the fifth business day prior to the general shareholders’ meeting at midnight (Paris time), either in the registered shares accounts held by the Company or in the bearer shares accounts held by the authorized intermediary.

[…]”

The rest of Article 18 remains unchanged.

30 resolution

Delegation of authority to be granted to the Board of Directors to proceed with an increase in the share capital, the subscription of which would be reserved for the members of a company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code.

The General Meeting, voting under the quorum and majority conditions required for extraordinary general meetings,

having reviewed the report of the Board of Directors and the Statutory Auditors' report, established according to the law,

pursuant to the provisions of Article L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and Articles L. 3332-18 et seq of the French Labor Code,

delegates to the Board of Directors all powers to carry out an increase in the share capital on one or more occasions at their sole discretion, by issuing ordinary shares reserved, directly or through a company mutual fund, for members of a savings plan as provided for in Articles L. 3332-1 et seq. of the Labor Code, which would be open to employees of the Company and of companies affiliated to it within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the Labor Code, and who also meet the conditions which may be set by the Board of Directors (the "Group Employees"),

resolves to consequently cancel the preferential subscription right granted to shareholders by Article L. 225-132 of the French Commercial Code and to reserve the subscription of the said shares to the Group's Employees, sets the period of validity of this delegation at eighteen (18) months from the date of this General Meeting,

sets the maximum nominal amount of the capital increases that may be so realized at 3% of the share capital,

resolves that the issue price of a share shall be determined by the Board of Directors in accordance with the provisions set out in Article L. 3332-20 of the French Labor Code.

_________________________________________________________________________________

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MODALITIES OF PARTICIPATION

1. Participation in the meeting

All shareholders, regardless of the number of shares they own, have the right to participate in the meeting.

1.1 Preliminary formalities to be carried out in order to participate in the general meeting

In accordance with article R. 225-85 of the French Commercial Code, shareholders must provide proof of ownership of their shares on the Record Date, i.e. June 18, 2026 at midnight, Paris time (hereinafter referred to as D-5), either in the registered share accounts held on behalf of the Company by its agent, Société Générale, or in the bearer share accounts held by an authorized intermediary.

For registered shareholders, this registration on D-5 in the registered share accounts is sufficient to enable them to participate in the meeting.

For bearer shareholders, this registration of shares in the account must be evidenced by a certificate of participation issued by the account holder, who will thus provide proof of the shareholder's status as a shareholder. The certificate of participation is established in the name of the shareholder or on behalf of the non-resident shareholder represented by the registered intermediary. The account holder must attach the certificate of participation to the postal or proxy voting form, or to the request for an admission card, and send it to Société Générale (Service Assemblées, CS 30812, 44308 Nantes Cedex 3).

Shareholders may sell all or part of their shares at any time, however if the sale (transfer of ownership) is completed

-
before D-5 – midnight Paris time, the vote expressed by mail, the proxy, the admission card, possibly accompanied by a certificate of participation, will be invalidated or modified accordingly;

-
after D-5 - midnight Paris time, whatever the means used, it will neither be notified by the authorized intermediary nor taken into consideration by the Company.

1.2 Methods of participation in the Meeting

The shareholder has the right to participate in the General Meeting:

-
either by attending in person,
-
or by voting by correspondence,
-
or by being represented by any individual or legal entity of his choice,
-
or by being represented by the Chairman of the General Meeting.

Any shareholder who has already cast a postal vote, sent a proxy or requested an admission card or a certificate of participation (under the conditions defined in paragraph II of article R.225-85), may no longer choose another method of participation in the Meeting. It is however specified that the shareholder who has voted remotely (by Internet or by using the paper voting form) will no longer be able to vote

38/ NUMPAGES 41

directly at the meeting or to be represented at the meeting by virtue of a proxy, but will be able to attend the meeting, unless otherwise provided for in the articles of association.

1.2.1 Shareholders wishing to participate personally in the general meeting

The shareholder wishing to attend the general meeting in person must obtain an admission card.

Registered shareholders who have been registered for at least one month as of the date of the notice of meeting will receive the notice of meeting brochure together with a single form by post.

They may obtain an admission card by returning the duly completed and signed single form using the pre-paid reply envelope enclosed with the notice of meeting received by post.

Holders of bearer shares should send a request for a single form to their securities account holder. In the latter case, if they have not received their admission card by June 18, 2026 (D-5 business days), they must ask their securities account holder to deliver them a certificate of participation which will enable them to prove their status as shareholders on D-5 in order to be admitted to the Meeting.

Any request received by June 22, 2026 (D-3) at the latest will be taken into account. In order to facilitate the organization of the reception, it would nevertheless be advisable for shareholders wishing to attend the meeting to make their request as soon as possible in order to receive the card in due time.

1.2.2 Shareholders unable to attend the general meeting in person

Shareholders who are unable to attend the meeting in person may participate by i) appointing a proxy or ii) voting by mail.

1.2.2.1 Appointment - Revocation of a proxy

A shareholder who has chosen to be represented by a proxy of his or her choice may notify this appointment or revoke it:

- by post, using the voting form sent either directly for the registered shareholders or by the holder of the securities account for bearer shareholders and received by Société Générale, Service des assemblées générales, CS 30812, 44308 Nantes Cedex no later than June 22, 2026;

- In accordance with the provisions of Article R.225-79 of the French Commercial Code, and subject to having signed a duly completed proxy form, notification to the company of the appointment and revocation of a proxy may also be made electronically, in the form of a scanned copy, in accordance with the following procedures:

- for pure registered shareholders, by sending an e-mail containing the scanned copy of the proxy form as an attachment to the following e-mail address: agm@cellectis.com.

The message must specify the name, first name and address of the shareholder as well as the surname, first name and address of the appointed or revoked proxy,

- for holders of administered registered shares or bearer shares, by sending an e-mail containing a scanned copy of the proxy form as an attachment to the following e-mail address: agm@cellectis.com

The message must specify the name, first name, address and bank details of the shareholder as well as the surname, first name and address of the appointed or revoked proxy. The shareholders concerned must ask their account holder who manages their securities account to send written confirmation (by mail or fax) to Société Générale, Service des assemblées générales, CS 30812, 44308 Nantes Cedex.

Scanned copies of unsigned proxy forms will not be taken into account.

39/ NUMPAGES 41

Only duly signed notifications of appointment or revocation of proxies, completed and received by June 22, 2026 at the latest, will be taken into account. Moreover, only notifications of appointment or revocation of proxies may be sent to the e-mail address agm@cellectis.com, any other request or notification relating to any other subject may not be taken into account and/or processed.

It is reminded that written and signed proxies must indicate the name, first name and address of the shareholder as well as those of the proxy. The revocation of a proxy is carried out under the same formal conditions as those used for its appointment.

It is specified that for any proxy given by a shareholder without indication of a proxy, the chairman of the shareholders' meeting will issue a vote according to the recommendations of the board of directors.

1.2.2.2 Remote voting using the single form

Shareholders who do not attend this meeting in person and who wish to vote by mail or be represented by proxy by giving their proxy to the chairman of the meeting, may:

-
for registered shareholders: return the single postal voting form or proxy form, which will be sent to them with the convening notice, using the pre-paid reply envelope enclosed with the convening notice,

-
for bearer shareholders: request this form by letter to the account holder. This request must be received no later than six (6) days before the date of this Meeting, i.e. June 19, 2026.

The single postal voting form or proxy form must be returned to the account keeper, who will forward it to Société Générale together with a certificate of participation proving the shareholder's status on D-5.

The shareholders will return their forms in such a way that Société Générale can receive them at the latest on June 22, 2026.

It is specified that no form received by the Company after this date will be taken into account.

2. Requests for the inclusion of draft resolutions or items on the agenda

One or more shareholders representing at least the fraction of the share capital provided for by the applicable legal and regulatory provisions may request the inclusion of items on the agenda or draft resolutions under the conditions provided for in Articles L. 225-105 and R. 225-71 to R.225-73 of the French Commercial Code.

Requests for the inclusion of items or draft resolutions on the agenda by shareholders meeting the legal requirements must be sent, under the conditions provided for in Article R.225-73 of the French Commercial Code, to the registered office of the Company (8, rue de la Croix Jarry - 75013 Paris – France), by registered letter with acknowledgement of receipt no later than the twenty-fifth calendar day before the date set for the holding of the General Meeting, i.e. May 31, 2026.

They must be accompanied by a certificate of account registration which proves that the authors of the request hold or are represented by the fraction of the share capital required by article R. 225-71 above. Requests for the inclusion of draft resolutions must also be accompanied by the text of the draft resolutions, and requests for the inclusion of items on the agenda must be substantiated.

The consideration by the meeting of the items and draft resolutions submitted by the shareholders in accordance with the legal and regulatory conditions is subject to the transmission by the authors of the request for a new certificate proving the registration of the shares in account under the same conditions on D-5.

These new items or draft resolutions will be included in the agenda of the meeting and brought to the attention of the shareholders under the conditions determined by the regulations in force.

40/ NUMPAGES 41

3. Written questions

In accordance with Article R.225-84 of the French Commercial Code, any shareholder wishing to ask written questions must, as from the date of this publication and no later than the fourth business day preceding the date of the meeting, i.e. June 19, 2026, send their questions to the registered office by registered letter with acknowledgement of receipt to the chairman of the board of directors, or by electronic means to the following e-mail address: agm@cellectis.com.

In order to be taken into account, such questions must be accompanied by a certificate of registration.

4. Shareholders' right of communication

The documents that must be made available to shareholders in connection with the meeting will be made available at the Company's registered office and on the Company’s website https://www.cellectis.com, as from the publication of the convening notice of the meeting.

________________________

The Board of Directors

41/ NUMPAGES 41